

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 18, 2008

By Mail and Facsimile to: (212) 450-3529

José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re: Banco Santander, S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 16, 2008**
> **File No. 333-155413**

Dear Mr. Álvarez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form F-4

General

1.   In your response to comment 3 in our letter dated December 11, 2008, you imply that you have filed all your remaining exhibits. However, the Exhibit Index does not include a legality opinion as required by Item 601(b)(5) of Regulation S-K. Please include such an opinion in an amendment prior to any request for acceleration.

Recent Developments

Bernard L. Madoff Securities LLC, page 11

2.   Please consider providing the amount of the exposures in terms of U.S. dollars in addition to euros to better assist the shareholders in evaluating the condition of Santander. Please also revise to disclose the specific nature of Santander's exposure to Madoff Securities.

Comparative Per Share Financial Data, page 21

3.   We note your response to our previous comment 13. Please revise your disclosures on page 21 to more clearly describe the nature of the adjustment eliminating duplication resulting from impairment for the same assets recognized in the financial statements of both Santander and Sovereign.

Opinion of Barclays, Financial Advisor to Sovereign, page 51

4.   We note your response to comment 26 in our letter dated December 11, 2008 and we reissue that comment in part. On page 39, you state that Sovereign retained Lehman Brothers in April 2008 to assist with a possible transaction. On page 42, you state that Sovereign engaged Barclays as its financial advisor in September 2008 and the members of the Barclays team were the same people previously retained by Sovereign in April 2008. Please revise to disclose the relationship between Sovereign and Lehman Brothers that commenced in April 2008 and any compensation received as a result of such relationship. Refer to Item 1015(b)(4) of Regulation M-A.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Rebekah Moore at (202) 551-3303 or Kevin Vaughn at (202)

551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Diane Kerr, Esq.
        Joseph Rinaldi, Esq.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017